Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES OXLEY ACT OF 2002

In connection with the Annual Report of Celltech Group Plc (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the “Report”), I, Dr. Göran Ando, the Group Chief Executive of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  June 30, 2003

By:	/s/ Dr. Göran Ando
Dr. Göran Ando
Group Chief Executive

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